DC

No Act

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

06029164

March 22, 2006

RECD S.E.C.
MAR 23 2006
1086

John W. Kapples
Vice President and Secretary
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/22/2006

Re: Raytheon Company
Incoming letter dated March 3, 2006

Dear Mr. Kapples:

This is in response to your letter dated March 3, 2006 concerning the shareholder proposal submitted to Raytheon by the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401. We also have received letters on the proponent's behalf on March 3, 2006 and March 6, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

PROCESSED
APR 04 2006
THOMSON
FINANCIAL

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

82267

Raytheon

John W. Kapples
Vice President And Secretary
781.522.3038
781.522.3332 fax
john_w_kapples@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via Facsimile 202-772-9201

March 3, 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(e)

Ladies and Gentlemen:

Raytheon Company ("Raytheon" or the "Company") is hereby requesting the concurrence of the Staff that it will not recommend enforcement action against Raytheon should it omit the shareholder proposal (the "Proposal") attached to this letter as Exhibit A, from Ray T. Chevedden (the "Proponent"), from its proxy materials for its 2006 annual meeting of shareholders (the "2006 Proxy Materials"). We are making this request because we did not receive the Proposal until February 28, 2006, which is well after our shareholder proposal deadline of November 24, 2005 for inclusion in the 2006 Proxy Materials.

The following is a summary of the events and circumstances we believe are pertinent to your consideration of this request:

- On February 23, 2006, we received an email from John Chevedden inquiring about the Company's response to the Proposal.
- On February 24, 2006, we sent emails to and received emails from Mr. Chevedden regarding the Proposal, including an email in which we notified him that we had no record of receipt of the Proposal.
- On February 27, 2006, we sent a letter via facsimile to Mr. Chevedden confirming that we had no record of receipt of the Proposal.
- On February 27, 2006, we received an email and a letter via facsimile from Mr. Chevedden addressed to the Office of the Chief Counsel regarding his position on a potential no-action request from the Company on the Proposal.
- On February 28, 2006, we received an email and a letter via facsimile from Mr. Chevedden addressed to the Office of the Chief Counsel regarding the Proposal,

including a copy of the Proposal and other correspondence and documents.

- Commencing on February 27, 2006, we performed a good faith, diligent search for the Proposal. Mr. Chevedden alleges that the Proposal was sent via facsimile to the Company during the afternoon of November 19, 2005. The facsimile number is for an unmanned, central facsimile machine located in a room with various copy machines. The facsimile was also sent on a Saturday afternoon. Based on the facsimile machine's records, we determined that the machine received a transmission from Mr. Chevedden's facsimile machine on November 19, 2005. Nonetheless, we cannot locate a copy of the transmission and, as such, cannot confirm receipt of the Proposal and Mr. Chevedden has not produced any documentation which we believe establishes that the Proposal was sent on such date.

- Our well-established practice, of which Mr. Chevedden should be well aware given the frequency and the number of shareholder proposals he has sent to the Company over the past eight years, is to provide the proponent with a letter confirming receipt of his shareholder proposal. For example, in connection with our 2005 proxy materials, we received a shareholder proposal from Mr. Chevedden on October 21, 2004 and another proposal on November 2, 2004. We sent letters to Mr. Chevedden regarding these proposals on November 4, 2004 and November 5, 2004, respectively. More recently, we received a shareholder proposal from Mr. Chevedden on March 29, 2005, and sent a letter to him regarding such proposal on the same date. On September 21, 2005, we received another shareholder proposal from Mr. Chevedden and we sent a letter to him regarding such proposal on September 28, 2005. Accordingly, because Mr. Chevedden did not receive a letter from us confirming receipt of the Proposal, we believe that he was reasonably put on notice that we had not received the Proposal.

- During the recent period in which we corresponded with Mr. Chevedden regarding other shareholder proposals he had submitted for inclusion in the 2006 Proxy Materials, he failed to mention the Proposal.

For the foregoing reasons, we believe that the Proposal may be omitted from Raytheon's 2006 Proxy Materials on the basis that the Company did not receive it in a timely manner in accordance with Rule 14a-8 of the Securities Exchange Act of 1934.

Please note that we intend to mail our definitive proxy materials to shareholders around March 23, 2006, and that we will therefore be sending these materials to a financial printer not later than March 17, 2006. Given this timeframe, we intend to call the Staff to address this letter on an expedited basis.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at 781-522-3038 or Jane Freedman at 781-522-3036. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response.

Very truly yours,

John W. Kapples

cc: John Chevedden
Jay B. Stephens, Senior Vice President and General Counsel
Jane Freedman, Senior Counsel
Michael P. O'Brien

Exhibit A

[November 19, 2005]
3 – Independent Board Chairman

RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted.

The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Separating the roles of Chairman and CEO can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

54% Yes-Vote

Twenty (20) shareholder proposals on this topic won an impressive 54% average yes-vote in 2005. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

The reason to support this proposal is highlighted by the fact that we had no Independent Chairman in 2005 and our Lead Director, Mr. Rudman had questionable qualifications. Deficiencies in Mr. Rudman's qualifications as our lead director include:

1) Mr. Rudman had a non-director link to our company – Independence concern.
2) Served on the Boston Scientific Board (BSX) rated "D" overall by The Corporate Library (TCL) http://www.thecorporatelibrary.com/, a pro-investor research firm.
3) Served on the Collins & Aikman Board (CKCRQ.PK) also rated "D" overall by TCL.
4) Was age 75 – retirement age concern.
5) Had 12-years director tenure – Independence concern.

Additionally Mr. Rudman, with these questionable qualifications, exercised further power at our company as Chairman of our Executive Compensation Committee and was a member of our Nomination and Corporate Governance Committee.

On the other hand our company has shown that it can listen to shareholder requests for corporate governance improvements. For instance, Raytheon shareholders approved a management proposal at our company's 2005 annual meeting, effectively declassifying our board of directors. This change has been noted in an amendment to our company's Charter and is currently in effect. Declassifying our board began as a shareholder proposal.

Moreover

It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. If a CEO, who is also the Chairman, wants to cover up improprieties and directors disagree, with whom do they lodge complaints? The Chairman?

Independent Board Chairman
Yes on 3

To:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
FX: 202-772-9201

RECEIVED
2006 MAR -4 PM 2:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Exhibits (11-pages) for:
Raytheon Company (RTN)
#2 Shareholder Position on Potential Upcoming Raytheon No-Action Request
Rule 14a-8 Proposal: Independent Board Chairman
Shareholder: Ray T. Chevedden
February 28, 2006

cc:
Jane Freedman <Jane_Freedman@raytheon.com>
PH: 781-522-3036
FX: 781-522-6466
FX: 781-522-3001

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3000
FX: 781-522-3001

NOV. 23 2005
UPDATE 2

Rule 14a-8 Shareholder Proposal for the next annual meeting

Dear Mr. Swanson,

I appreciate the steps the company took to redeem the poison pill and adopt annual election of each director.

This Rule 14a-8 proposal is submitted in further support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden

September 20, 2005

cc: John W. Kapples
Corporate Secretary
FX: 781-522-3332
FX: 781-522-6466

CWV

[November 23, 2005 Update]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting (in our charter or bylaws if practicable). Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Cumulative voting won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005. I believe this proposal could be a contender for a 51% vote at our company's meeting today. Cumulative voting is a good way to encourage our directors to be more accountable to shareholders because there can be a greater swing in the number of votes that each director wins or loses.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported:

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "D" in CEO Compensation.
  - "F" in Shareholder Responsiveness.
  - Overall Governance Risk Assessment = High

In 2004 our Chairman Mr. Swanson joined the Sprint Board (S) which had the same "D" rating as Raytheon.

Somewhat to our Board's credit it finally enacted annual election of each director, starting at the 2006 annual meeting, and terminated our poison pill – after ignoring repeated majority votes from shareholders on these topics. These previsions continue in effect.

Cumulative voting allows a significant group of shareholders to elect a director or directors of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

Cumulative Voting
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

CUV

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.

CUV

ACTIVITY REPORT

TIME : 11/25/2005 19:23
NAME :
FAX : 03103717872
TEL :

DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
			30	01	OK	TX	ECM
			29	01	OK	TX	ECM
			29	01	OK	TX	ECM
			30	01	OK	TX	ECM
			32	01	OK	TX	
			01:10	02	OK	TX	
			41	01	OK	RX	
11/23	12:58	17815223001	01:27	03	OK	TX	ECM
~~11/23~~	~~13:00~~	~~17815226466~~	01:33	03	OK	TX	ECM
11/23	13:09	17815223001	01:26	03	OK	TX	ECM
11/23	13:11	17815226466	01:31	03	OK	TX	ECM
			01:37	03	OK	TX	ECM
			01:37	03	OK	TX	ECM
			01:35	03	OK	TX	ECM
			01:35	03	OK	TX	ECM
			01:42	03	OK	TX	
			01:35	03	OK	TX	ECM
			33	01	OK	TX	ECM
			33	01	OK	TX	ECM
			04:49	11	OK	TX	ECM
			04:10	02	OK	TX	ECM
			02:53	01	NG	TX	ECM
			58	02	OK	TX	ECM
			01:35	03	OK	TX	ECM
			01:57	03	OK	TX	ECM
			01:56	03	OK	TX	ECM
			01:24	03	OK	TX	ECM
			01:43	03	OK	TX	ECM
			01:36	03	OK	TX	ECM
			01:41	03	OK	TX	ECM

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION
CV : COVERPAGE
CA : CALL BACK MSG
POL : POLLING
RET : RETRIEVAL

cuv

Raytheon

Jane E. Freedman
Senior Counsel
Raytheon Company
Office of the General Counsel
870 Winter Street
Waltham, MA 02451-1449 USA
Tel. 781.522.3036
Fax 781.522.6466
email: jane_freedman@raytheon.com

By Fax and Overnight Mail

February 21, 2006

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Dear Mr. Chevedden:

Re: Stockholder Proposal for Inclusion in
Raytheon's 2006 Proxy Materials

In accordance with the SEC's proxy rules, enclosed is a copy of the Company's response to your proposal regarding cumulative voting. The proposal, as submitted to the Company, and the enclosed response will appear in the Company's proxy statement for the 2006 Annual Meeting.

Very truly yours,

Jane E Freedman

Jane E. Freedman

Enclosures

CUV

Raytheon

Jane E. Freedman
Senior Counsel
Raytheon Company
Office of the General Counsel
870 Winter Street
Waltham, MA 02451-1449 USA
Tel. 781.522.3036
Fax 781.522.6466
email: jane_freedman@raytheon.com

By FedEx

February 27, 2006

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Re: Stockholder Proposal Regarding Independent Chairman

Dear Mr. Chevedden:

I am writing in response to your e-mails dated Friday, February 24, 2006 regarding a stockholder proposal concerning a requirement to have an independent board chairman. Raytheon Company has no record of receipt of a stockholder proposal submitted by you in November 2005 regarding an independent board chairman. Raytheon Company does have a record of receipt of a proposal from you dated March 28, 2005 (received on March 29, 2005) regarding resubmitting winning proposals for adoption. Raytheon Company also has a record of receipt of a proposal from you dated September 20, 2005 (received September 21, 2005) and November 23, 2005 (received November 28, 2005) regarding cumulative voting. You advised the Company by e-mail on October 4, 2005 that the September 20, 2005 proposal should replace the March 28, 2005 proposal.

The deadline for submission of a stockholder proposal for inclusion in our 2006 proxy materials was November 24, 2005. Therefore, the Company is unable to include the proposal regarding an independent board chairman in its 2006 proxy materials. Please advise the Company if you wish to submit this proposal for inclusion in the Company's 2007 proxy materials.

Very truly yours,

Jane E. Freedman

Enclosures

cc: John W. Kapples, Vice President and Secretary

CAV/IRC

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3000
FX: 781-860-2172

Dear Mr. Swanson,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. The Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Ray T. Chevedden — 11-18-05

Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: John W. Kapples, Corporate Secretary
FX: 781-522-3001
Jane Freeman
PH: 781-522-3036
FX: 781-522-6466
FX: 781-522-3332

IBC

[November 19, 2005]

3 – Independent Board Chairman

RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted.

The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Separating the roles of Chairman and CEO can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

54% Yes-Vote

Twenty (20) shareholder proposals on this topic won an impressive 54% average yes-vote in 2005. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

The reason to support this proposal is highlighted by the fact that we had no Independent Chairman in 2005 and our Lead Director, Mr. Rudman had questionable qualifications. Deficiencies in Mr. Rudman's qualifications as our lead director include:

1) Mr. Rudman had a non-director link to our company – Independence concern.
2) Served on the Boston Scientific Board (BSX) rated "D" overall by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm.
3) Served on the Collins & Aikman Board (CKCRQ.PK) also rated "D" overall by TCL.
4) Was age 75 – retirement age concern.
5) Had 12-years director tenure – Independence concern.

Additionally Mr. Rudman, with these questionable qualifications, exercised further power at our company as Chairman of our Executive Compensation Committee and was a member of our Nomination and Corporate Governance Committee.

On the other hand our company has shown that it can listen to shareholder requests for corporate governance improvements. For instance, Raytheon shareholders approved a management proposal at our company's 2005 annual meeting, effectively declassifying our board of directors. This change has been noted in an amendment to our company's Charter and is currently in effect. Declassifying our board began as a shareholder proposal.

Moreover

It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. If a CEO, who is also the Chairman, wants to cover up improprieties and directors disagree, with whom do they lodge complaints? The Chairman?

Independent Board Chairman
Yes on 3

IBC

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

IBC

ACTIVITY REPORT

TIME : 11/20/2005 10:18
NAME :
FAX : 03103717872
TEL :

DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
			29	01	OK	TX	ECM
			42	02	OK	RX	ECM
			29	01	OK	TX	ECM
			29	01	OK	TX	ECM
			01:36	03	OK	TX	
			15	00	NG	TX	
			22	01	OK	TX	ECM
			01:41	05	OK	RX	ECM
			01:37	03	OK	TX	ECM
			02:10	03	OK	RX	ECM
			46	02	OK	RX	ECM
			30	01	OK	TX	ECM
			29	01	OK	TX	ECM
			29	01	OK	TX	ECM
			29	01	OK	TX	ECM
			30	01	OK	TX	ECM
			29	01	OK	TX	ECM
			30	01	OK	TX	ECM
			29	01	OK	TX	ECM
			01:30	03	OK	TX	
			01:27	03	OK	TX	ECM
			01:25	03	OK	TX	ECM
			01:26	03	OK	TX	ECM
			01:25	03	OK	TX	ECM
11/19	10:00	17815223001	01:42	03	OK	TX	ECM
11/19	10:03	17815226466	01:11	02	OK	TX	ECM
11/19	10:05	17815226466	39	01	OK	TX	ECM
			27	01	OK	TX	ECM
			01:03	02	OK	TX	ECM
			01:03	02	OK	TX	ECM

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION
CV : COVERPAGE
CA : CALL BACK MSG
POL : POLLING
RET : RETRIEVAL

IBC

3U TELECOM INC.
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Also online: know how much you owe before you get your bill!

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CALL DETAIL

Number dialed	Destination	Date	Time	Duration	Price
				00:05	$0.003
				02:42	$0.092
				01:17	$0.062
				01:15	$0.060
				01:25	$0.068
				00:46	$0.037
				01:48	$0.086
				01:12	$0.058
				01:06	$0.037
				01:28	$0.050
				00:39	$0.031
				00:41	$0.033
				00:50	$0.040
				01:52	$0.090
				01:54	$0.091
				01:41	$0.081
				00:34	$0.019
				01:13	$0.041
				01:24	$0.048
				01:51	$0.089
				00:34	$0.027
				01:58	$0.094
				01:48	$0.086
				01:48	$0.086
				00:58	$0.046
				00:59	$0.047
				02:02	$0.098
				01:36	$0.077
				01:40	$0.080
				05:34	$0.267
				01:17	$0.062
				01:36	$0.054
				01:04	$0.051
				00:44	$0.035
				00:20	$0.016
				00:47	$0.038
				01:22	$0.066
				01:07	$0.054
				00:60	$0.034
				00:53	$0.030
				00:37	$0.021
				01:09	$0.055
				00:36	$0.020
				00:55	$0.031
				00:46	$0.037
				00:49	$0.039
				00:06	$0.005
				00:16	$0.013
				01:38	$0.078
				01:38	$0.078
				01:38	$0.078
				01:37	$0.078
				00:50	$0.040
				00:12	$0.010
				00:33	$0.028
				00:45	$0.036
				01:48	$0.086
				01:53	$0.090
				0:42	$0.034
				0:42	$0.034
				0:35	$0.028
				0:05	$0.004
				0:31	$0.025
				0:41	$0.033
				0:40	$0.032
				0:41	$0.033
				1:18	$0.062
				0:37	$0.021
				0:38	$0.022
				0:07	$0.006
				1:37	$0.078
				1:50	$0.088
				0:40	$0.032
				0:37	$0.030
				0:39	$0.031
				0:43	$0.034
				0:48	$0.038
				1:47	$0.086
				1:45	$0.084
				1:48	$0.085
				0:07	$0.006
				1:52	$0.090
				1:54	$0.091
				0:20	$0.016
				0:02	$0.002
				0:06	$0.005
				9:53	$0.954
				1:21	$0.065
				1:48	$0.080
				1:53	$0.084
				1:48	$0.081

--- Call detail continued on next column ---

Number dialed	Destination	Date	Time	Duration	Price
				0:01:49	$0.082
				0:01:45	$0.084
				0:01:56	$0.093
				0:10:55	$0.524
				0:00:17	$0.014
				0:01:22	$0.066
				0:01:22	$0.066
				0:01:58	$0.094
				0:01:56	$0.093
				0:01:42	$0.082
				0:01:06	$0.053
				0:01:09	$0.055
				0:01:47	$0.086
				0:04:56	$0.237
				0:00:30	$0.024
				0:01:46	$0.086
				0:00:37	$0.030
				0:00:29	$0.023
				0:00:34	$0.027
				0:01:10	$0.056
				0:05:20	$0.181
				0:00:38	$0.030
				0:00:37	$0.030
				0:00:15	$0.012
				0:00:38	$0.030
				0:00:36	$0.028
				0:00:35	$0.028
				0:02:35	$0.124
				0:02:25	$0.116
				0:00:40	$0.032
				0:01:56	$0.093
				02:52	$0.097
				01:24	$0.067
				01:36	$0.077
				01:52	$0.090
				02:29	$0.119
				00:41	$0.033
				00:38	$0.030
				00:35	$0.028
				00:35	$0.028
				00:40	$0.032
				00:37	$0.030
				00:44	$0.035
				00:41	$0.033
				00:42	$0.034
				00:41	$0.033
				00:38	$0.030
				01:48	$0.086
				00:28	$0.022
				00:32	$0.026
				00:06	$0.005
				04:30	$0.216
				00:18	$0.014
				04:18	$0.206
				02:31	$0.121
				01:48	$0.086
				00:37	$0.030
				00:42	$0.034
				00:37	$0.030
				00:42	$0.034
				00:45	$0.036
				00:41	$0.033
				00:42	$0.034
				00:42	$0.034
				00:33	$0.026
				01:47	$0.086
				01:31	$0.073
				01:36	$0.077
				01:32	$0.074
				01:35	$0.076
(781) 522 - 3001	Massachusetts	11/19/2005	10:02:30 AM	00:01:49	$0.087
(781) 522 - 6466	Massachusetts	11/19/2005	10:04:52 AM	00:01:23	$0.066
(781) 522 - 6466	Massachusetts	11/19/2005	10:07:15 AM	00:00:51	$0.041
				:01:03	$0.050
				:00:41	$0.023
				:01:09	$0.055
				:01:18	$0.062
				:00:39	$0.031
				:02:03	$0.070
				:01:21	$0.065
				:01:46	$0.084
				:01:54	$0.091
				:01:52	$0.090
				:01:53	$0.090
				:00:24	$0.019
				:01:49	$0.087
				:00:19	$0.015
				:00:22	$0.018
				:01:26	$0.049
				:02:06	$0.071
				:00:55	$0.044

IBC

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, March 06, 2006 1:48 PM
To: CFLETTERS
Cc: Jane Freedman
Subject: #3 Re Raytheon Company (RTN) No-Action Request Ray T. Chevedden

#3 Re Raytheon Company (RTN) No-Action Request Ray T. Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 6, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Raytheon Company (RTN)
#3 Shareholder Position on Raytheon No-Action Request Rule 14a-8
Proposal: Independent Board Chairman
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This responds to the Raytheon March 3, 2006 no action request. Responses were also sent on February 27, 2006 and February 28, 2006 in anticipation of the company no action request.

The company March 3, 2006 letter found no fault with the February 28, 2006 fax documentation of the mirror formats and submissions of two rule 14a-8 proposals to two separate company fax machines with corresponding fax confirmation pages and telephone bills one of which the company acknowledges as properly received.

The company acknowledges that one fax set was received corresponding to the proposal in question but claims such copy could not be located. However the company apparently fails to address the fax set that was sent to the separate fax number on Ms. Jane Freedman's letterhead: FX: 781-522-6466.

The company does not consistently claim that it sent an acknowledgement letter to Mr. Ray T. Chevedden on his 2005 rule 14a-8 proposal which was the subject of Raytheon Company (January 26, 2005).

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, March 06, 2006 1:48 PM
To: CFLETTERS
Cc: Jane Freedman
Subject: #3 Re Raytheon Company (RTN) No-Action Request Ray T. Chevedden

#3 Re Raytheon Company (RTN) No-Action Request Ray T. Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 6, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Raytheon Company (RTN)
#3 Shareholder Position on Raytheon No-Action Request Rule 14a-8
Proposal: Independent Board Chairman
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This responds to the Raytheon March 3, 2006 no action request. Responses were also sent on February 27, 2006 and February 28, 2006 in anticipation of the company no action request.

The company March 3, 2006 letter found no fault with the February 28, 2006 fax documentation of the mirror formats and submissions of two rule 14a-8 proposals to two separate company fax machines with corresponding fax confirmation pages and telephone bills one of which the company acknowledges as properly received.

The company acknowledges that one fax set was received corresponding to the proposal in question but claims such copy could not be located. However the company apparently fails to address the fax set that was sent to the separate fax number on Ms. Jane Freedman's letterhead: FX: 781-522-6466.

The company does not consistently claim that it sent an acknowledgement letter to Mr. Ray T. Chevedden on his 2005 rule 14a-8 proposal which was the subject of Raytheon Company (January 26, 2005).

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Jane Freedman <Jane_Freedman@raytheon.com>
PH: 781-522-3036
FX: 781-522-6466
FX: 781-522-3001

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated March 3, 2006

The proposal relates to the chairman.

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(e). Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(e).

Sincerely,

Mark F. Vilardo
Special Counsel